SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

April 28, 2015

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie

Re:	R.R. Donnelley & Sons Company

Registration Statement on Form S-4

Filed March 24, 2015

File No. 333-202945

Dear Mr. Dobbie:

On behalf of R.R. Donnelley & Sons Company (the “Company,” “RRD,” “we,” “our” or “us”), we hereby respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 17, 2015 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comment presented in bold font type. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement on Form S-4 (the “Registration Statement”), which was filed by the Company on March 24, 2015.

General

1.	We note that there are outstanding comments on your Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into the Form S-4. Please note that that all such comments must be resolved before we act on a request for acceleration of effectiveness of your Form S-4.

Response: We confirm our understanding that all outstanding comments set forth in the Commission’s comment letter, dated April 17, 2015, with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, must be resolved prior to the Commission acting on a request for acceleration of effectiveness of our Registration Statement.

U.S. Securities and Exchange Commission

April 28, 2015

2.	We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2014. However, the Form 10-K incorporates information from your proxy statement, which has not yet been filed, including certain information required by Item 18 of Form S-4. Prior to requesting acceleration of effectiveness of the registration statement, please either amend the Form 10-K to include Part III information, file your definitive proxy statement or otherwise include the information required by Item 18 in the registration statement on Form S-4.

Response: The Company confirms that it filed its Definitive Proxy Statement for its 2015 annual meeting of stockholders on April 20, 2015 and has revised the disclosure under the “Where You Can Find More Information” section of the Registration Statement to include its Definitive Proxy Statement on Schedule 14A filed with the Commission on April 20, 2015.

Questions and Answers about the Mergers and the Special Meeting, page 1

Q: What will I receive if the merger is completed?, page 2

3.	Please revise this section to describe how the proration adjustment would work if the stock election is undersubscribed. We note the various scenarios contemplated in Section 2.2(a)(ii) of the Merger Agreement which could potentially result in holders of Non-Election Shares and Cash Election Shares receiving Stock Consideration. Please also include a statement to clarify that regardless of whether the stock election is oversubscribed or undersubscribed, a total of 8,000,000 shares of your common stock will be issued in the merger.

Response: In response to this comment, we have made revisions to “Q: What will I receive if the merger is completed?” on page 2. The revised section now reads:

“A: Upon completion of the merger, each share of Courier common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive, at your election, (i) an amount in cash equal to $23.00, without interest or (ii) 1.3756 shares of R.R. Donnelley common stock, which we refer to, collectively, as the per share merger consideration, subject to proration so that a total of 8,000,000 shares of R.R. Donnelley common stock will be issued in the merger. Regardless of how many Courier shareholders elect to receive stock consideration, a total of 5,815,644 Courier common shares will be exchanged for 8,000,000 R.R. Donnelley common shares in the merger. Assuming that the total number of Courier common shares outstanding and subject to proration as of the effective time of the merger is 11,359,498, if the holders of 5,815,644 Courier common shares elect to receive stock and the holders of the remaining 5,543,854 Courier common shares elect to receive cash, then no proration will be necessary because exactly 8,000,000 R.R. Donnelley common shares would be issued. Otherwise, the following examples illustrate the mechanics of proration if the R.R. Donnelley common shares are either oversubscribed or undersubscribed to ensure that in either case exactly 8,000,000 R.R. Donnelley common shares will be issued in the merger:

U.S. Securities and Exchange Commission

April 28, 2015

Oversubscription Example. If in connection with the merger, Courier shareholders elect to receive, in the aggregate, stock consideration with respect to 8,723,466 shares of Courier common stock (convertible into 12,000,000 shares of R.R. Donnelley common stock), then (x) all holders of Courier shares electing to receive cash and all holders of Courier shares not making an election will have their shares converted into the right to receive the cash consideration and (y) all holders of Courier shares electing to receive R.R. Donnelley common stock will receive the stock consideration with respect to a percentage of such shares determined by the fraction 5,815,644/8,723,466, or 66.67%, and will receive the cash consideration with respect to the remaining 33.33% of their shares of Courier common stock.

Undersubscription Example. If in connection with the merger, Courier shareholders elect to receive, in the aggregate, stock consideration with respect to 2,907,822 shares of Courier common stock (convertible into 4,000,000 shares of R.R. Donnelley common stock) and cash consideration with respect to 8,451,676 shares of Courier common stock (and no Courier shareholders fail to make an election or make a non-election with respect to their shares), then (x) all holders of Courier shares electing to receive R.R. Donnelley common stock will have their shares converted into the right to receive the stock consideration and (y) all holders of Courier shares electing to receive cash will receive the cash consideration with respect to a percentage of such shares determined by the fraction 5,543,854/8,451,676, or 65.59%, and the stock consideration with respect to the remaining 34.41% of their shares of Courier common stock.

Courier shareholders who fail to make a valid election for any reason will be deemed to have made a non-election and will have no control over the type of per share merger consideration that they receive with respect to their shares of Courier common stock. The type of per share merger consideration that these non-election shareholders receive will depend on the extent to which the stock election is oversubscribed or undersubscribed.”

* * * * *

U.S. Securities and Exchange Commission

April 28, 2015

In addition, the Company has authorized us to acknowledge on its behalf that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-7783.

Very truly yours,

/s/ Scott R. Williams

Scott R. Williams

cc:	Thomas J. Quinlan, III, President and Chief Executive Officer